                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                                TEKTRONIX, INC.
               -------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                   879131100
                             ---------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              65 East 55th Street
                            New York, New York 10022
                                 (212) 872-1000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 31, 1994
                             ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 2 OF 11 PAGES

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                       QUANTUM INDUSTRIAL PARTNERS LDC

 2     Check the Appropriate Box If a Member of a Group*
                                          a. / /
                                          b. /x/


 3     SEC Use Only

 4     Source of Funds*

             WC

 5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

 6     Citizenship or Place of Organization

                Cayman Islands

                            7       Sole Voting Power
  Number of                                  0
   Shares
 Beneficially               8       Shared Voting Power
  Owned By                                   0
    Each
  Reporting                 9       Sole Dispositive Power
   Person                                    0
    With
                            10      Shared Dispositive Power
                                             0

 11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             1,530,300

 12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
       / /

 13    Percent of Class Represented By Amount in Row (11)
                                             5.0%

 14    Type of Reporting Person*

       IC, OO

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 3 OF 11 PAGES

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                       QIH MANAGEMENT INVESTOR, L.P.

 2     Check the Appropriate Box If a Member of a Group*
                                          a. / /
                                          b. /x/


 3     SEC Use Only

 4     Source of Funds*

             AF

 5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

 6     Citizenship or Place of Organization

                United States

                            7       Sole Voting Power
  Number of                                  0
   Shares
 Beneficially               8       Shared Voting Power
  Owned By                                   1,530,300
    Each
  Reporting                 9       Sole Dispositive Power
   Person                                    0
    With
                            10      Shared Dispositive Power
                                             1,530,300

 11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             1,530,300

 12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
       / /

 13    Percent of Class Represented By Amount in Row (11)
                                             5.0%

 14    Type of Reporting Person*

       IA; PN

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 4 OF 11 PAGES

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                       QIH MANAGEMENT, INC.

 2     Check the Appropriate Box If a Member of a Group*
                                          a. / /
                                          b. /x/


 3     SEC Use Only

 4     Source of Funds*

             AF

 5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

 6     Citizenship or Place of Organization

                United States

                            7       Sole Voting Power
  Number of                                  0
   Shares
 Beneficially               8       Shared Voting Power
  Owned By                                   1,530,300
    Each
  Reporting                 9       Sole Dispositive Power
   Person                                    0
    With
                            10      Shared Dispositive Power
                                             1,530,300

 11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             1,530,300

 12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
       / /

 13    Percent of Class Represented By Amount in Row (11)
                                             5.0%

 14    Type of Reporting Person*

       CO

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 5 OF 11 PAGES

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                       GEORGE SOROS

 2     Check the Appropriate Box If a Member of a Group*
                                          a. / /
                                          b. /x/


 3     SEC Use Only

 4     Source of Funds*

             AF, PF

 5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

 6     Citizenship or Place of Organization

                United States

                            7       Sole Voting Power
  Number of                                  1,277,300
   Shares
 Beneficially               8       Shared Voting Power
  Owned By                                   1,530,300
    Each
  Reporting                 9       Sole Dispositive Power
   Person                                    1,277,300
    With
                            10      Shared Dispositive Power
                                             1,530,300

 11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             2,807,600

 12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
       / /

 13    Percent of Class Represented By Amount in Row (11)
                                             9.18%

 14    Type of Reporting Person*

       IA; IN

                                  SCHEDULE 13D

CUSIP NO. 879131100                                          PAGE 6 OF 11 PAGES

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                       PURNENDU CHATTERJEE

 2     Check the Appropriate Box If a Member of a Group*
                                          a. / /
                                          b. /x/


 3     SEC Use Only

 4     Source of Funds*

             AF, PF

 5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

 6     Citizenship or Place of Organization

                United States

                            7       Sole Voting Power
  Number of                                  676,750
   Shares
 Beneficially               8       Shared Voting Power
  Owned By                                   1,530,300
    Each
  Reporting                 9       Sole Dispositive Power
   Person                                    676,750
    With
                            10      Shared Dispositive Power
                                             1,530,300

 11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             2,207,050

 12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
       / /

 13    Percent of Class Represented By Amount in Row (11)
                                             7.21%

 14    Type of Reporting Person*

       IA; IN

ITEM 1.

         This Amendment No. 10 to Schedule 13D relates to the Shares (the "Shares") of Common Stock, no par value, issued by Tektronix, Inc. (the "Issuer"). This Amendment No. 10 further amends the initial statement on
Schedule 13D filed on March 13, 1992 and all subsequent amendments thereto and is being filed to report recent sales of the Shares.

ITEM 5.                   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares beneficially owned by the Reporting Persons is 3,484,350 (approximately 11.39% of the total number of Shares outstanding).

                 i) QI Partners is the beneficial owner of 1,530,300 (approximately 5.0 % of the total amount outstanding).

                 ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 1,530,300 Shares held by QI Partners.

                 iii) QIHMI Management, Inc. as the sole general partner of QIHMI may be deemed a beneficial owner of the 1,530,300 Shares held by QI Partners.

                 iv) Mr. Soros may be deemed the beneficial owner of 2,807,600 Shares (approximately 9.18% of the total amount outstanding). This number includes (a) 1,277,300 Shares owned directly by Mr. Soros, and (b) 1,530,300 Shares owned by QI Partners of which Mr. Soros, as sole shareholder of QIH Management, Inc., may be considered a beneficial owner.

                 v) Dr. Chatterjee may be deemed the beneficial owner of 2,207,050 Shares (approximately 7.21% of the total amount outstanding). This number includes (a) 50,300 Shares owned directly by Dr. Chatterjee; (b) 626,450 Shares owned by Winston and (c) the 1,530,300 Shares owned by QI Partners.

         (c) A schedule identifying all transactions involving the Shares effected by the Reporting Persons since September 5, 1994, the sixty days prior to the date hereof, is included as Annex A hereto and is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions in the over-the-counter market. Except for the transactions listed in Annex A, there have been no transactions with respect to the Shares during the sixty days prior to this filing by the Reporting Persons or other persons identified in response to Item 2.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney, dated July 30, 1992, granted by Dr. Chatterjee in favor of Mr. W. James Peet (filed as Exhibit B to Amendment No. 5 and incorporated herein by reference).

         (b) Joint Filing Agreement, dated as of April 15, 1994, by and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Dr. Chatterjee (filed as Exhibit H to Amendment No. 9 and incorporated herein by reference).

         (c) Power of Attorney (and related resolutions), dated April 7, 1994, granted by Quantum Industrial Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren (filed as Exhibit I to Amendment No. 9 and incorporated herein by reference).

         (d) Power of Attorney, dated January 3, 1989, granted by Mr. George Soros in favor of Mr. Gary S. Gladstein (Exhibit J hereto).

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 1994                 QUANTUM INDUSTRIAL PARTNERS LDC


                                       By: /s/ Gary S. Gladstein
                                          -------------------------------
                                           Gary S. Gladstein
                                           Attorney-in-Fact


                                       QIH MANAGEMENT INVESTOR, L.P.


                                       By: QIH Management, Inc.
                                           General Partner


                                           By: /s/ Gary S. Gladstein
                                              ----------------------------
                                                   Gary S. Gladstein
                                                   President


                                       QIH MANAGEMENT, INC.


                                       By: /s/ Gary S. Gladstein
                                          --------------------------------
                                           Gary S. Gladstein
                                           President


                                       GEORGE SOROS


                                       By: /s/ Gary S. Gladstein
                                          --------------------------------
                                           Gary S. Gladstein
                                           Attorney-in-Fact


                                       PURNENDU CHATTERJEE


                                       By: /s/ James Peet
                                          --------------------------------
                                           James Peet
                                           Attorney-in-Fact

                                    ANNEX A

             RECENT TRANSACTIONS IN COMMON STOCK OF TEKTRONIX, INC.


   FOR THE ACCOUNT OF             DATE OF TRANSACTION       NATURE OF TRANSACTION     NUMBER OF SHARES      PRICE PER SHARE($)
   ------------------             -------------------       ---------------------     ----------------      ------------------
    Quantum Industrial                   10/27/94                     Sale                 110,500                 39.250
    Partners LDC                         10/28/94                     Sale                  44,800                 39.195
                                         10/31/94                     Sale                  46,200                 38.006
                                         11/01/94                     Sale                  12,400                 37.055
                                         11/02/94                     Sale                 125,000                 37.248


   FOR THE ACCOUNT OF             DATE OF TRANSACTION       NATURE OF TRANSACTION     NUMBER OF SHARES      PRICE PER SHARE($)
   ------------------             -------------------       ---------------------     ----------------      ------------------
    George Soros                         10/27/94                     Sale                  92,300                 39.250
                                         10/28/94                     Sale                  37,300                 39.195
                                         10/31/94                     Sale                  38,600                 38.006
                                         11/01/94                     Sale                  10,350                 37.055
                                         11/02/94                     Sale                 104,300                 37.248


   FOR THE ACCOUNT OF             DATE OF TRANSACTION       NATURE OF TRANSACTION     NUMBER OF SHARES      PRICE PER SHARE($)
   ------------------             -------------------       ---------------------     ----------------      ------------------
    Purnendu                             10/28/94                     Sale                   1,600                 39.195
    Chatterjee                           10/31/94                     Sale                   1,700                 38.006
                                         11/01/94                     Sale                     400                 37.055
                                         11/02/94                     Sale                   4,500                 37.248


   FOR THE ACCOUNT OF             DATE OF TRANSACTION       NATURE OF TRANSACTION     NUMBER OF SHARES      PRICE PER SHARE($)
   ------------------             -------------------       ---------------------     ----------------      ------------------
    Winston Partners,                    10/28/94                     Sale                  18,200                 39.195
    L.P.                                 10/31/94                     Sale                  18,800                 38.006
                                         11/01/94                     Sale                   5,000                 37.055
                                         11/02/94                     Sale                  50,800                 37.248

                               INDEX OF EXHIBITS

EXHIBIT                                                                                                        PAGE
- -------                                                                                                        -----
(J)      Power of Attorney, dated January 3, 1989, granted by Mr. George Soros in favor
         of Mr. Gary S. Gladstein.                                                                              11